UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 3)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

VERSO CORPORATION

(Name Of Subject Company (Issuer) And Filing Person (Offeror))

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

92531L207

(CUSIP Number of Class A Common Stock)

Allen Campbell

8540 Gander Creek Drive

Miamisburg, Ohio 45342

(877) 855-7243

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With a copy to:

John-Paul Motley, Esq.

O’Melveny & Myers LLP

400 South Hope Street

Los Angeles, CA 90071

(213) 430-6100

CALCULATION OF FILING FEE

Transaction Valuation*	Amount Of Filing Fee**
$55,018,787.20	$6,002.10

*

The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the offer to purchase up to $55 million aggregate purchase price of shares of the Class A common stock, par value $0.01 per share.

**

The amount of the filing fee previously paid ($6,000.05), calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021 equals $109.10 per million dollars of the value of the transaction. The amount of the additional filing fee ($2.05), calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2021 equals $109.10 per million dollars of the additional value of the transaction of $18,787.20.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $6,000.05	Filing Party: Verso Corporation
Form or Registration No.: Schedule TO-I	Date Filed: May 13, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the “SEC”) on May 13, 2021, as amended and supplemented by Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on June 4, 2021 and Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on June 11, 2021 (as so amended and supplemented, the “Schedule TO”), by Verso Corporation, a Delaware corporation (the “Company”), in connection with the Company’s offer to purchase shares of its Class A common stock, par value $0.01 per share (the “Shares”), having an aggregate purchase price of up to $55 million, at a price not greater than $18.30 nor less than $16.00 per Share, to the seller in cash, less any applicable withholding taxes and without interest.

Only those items amended or supplemented are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged, and this Amendment No. 3 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 3 together with the Schedule TO, the Offer to Purchase, dated May 13, 2021, and the related Letter of Transmittal.

ITEM 11. ADDITIONAL INFORMATION

(c) Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:

“On June 11, 2021, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 Midnight, New York City time, at the end of Thursday, June 10, 2021. A copy of such press release is filed as Exhibit (a)(5)(vi) to this Amendment No. 3 and is incorporated herein by reference.”

ITEM 12. EXHIBITS

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

(a)(5)(vi)	Press Release, dated June 11, 2021.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

VERSO CORPORATION

	By:	/s/ Allen J. Campbell
	Name:	Allen J. Campbell
Dated: June 11, 2021	Title:	Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

(a)(1)(i)	Offer to Purchase, dated May 13, 2021.*

(a)(1)(ii)	Form of Letter of Transmittal (including IRS Form W-9).*

(a)(1)(iii)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(iv)	Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees.*

(a)(1)(v)	Summary Advertisement, dated May 13, 2021.*

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)(i)	Press Release, dated May 13, 2021.*

(a)(5)(ii)	E-mail to employees in connection with the Offer, sent May 13, 2021.*

(a)(5)(iii)	Notice to Warrant Holders, dated May 13, 2021.*

(a)(5)(iv)	Press Release, dated June 4, 2021, announcing the appointment of Brian D. Cullen as Chief Financial Officer (incorporated by reference to Exhibit 99.1 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on June 4, 2021).

(a)(5)(v)	Press Release, dated June 11, 2021.*

(a)(5)(vi)	Press Release, dated June 11, 2021.**

(b)	None.

(d)(i)	Warrant Agreement dated as of July 15, 2016, between Verso Corporation and Computershare Inc. and its wholly owned subsidiary, Computershare Trust Company N.A., collectively, as warrant agent (incorporated by reference to Exhibit 10.4 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on July 19, 2016).

(d)(ii)	Verso Corporation Performance Incentive Plan (incorporated by reference to Exhibit 10.3 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on July 19, 2016).

(d)(iii)	Employment Offer Letter Agreement dated September 8, 2015, between Verso Corporation and Allen J. Campbell (incorporated by reference to Exhibit 10.1 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on September 8, 2015).

(d)(iv)	Offer Letter, dated September 30, 2020, by and between Verso Corporation and Randy Nebel (incorporated by reference to Exhibit 10.1 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on October 1, 2020).

(d)(v)	Severance Agreement, dated January 27, 2021, by and between Verso Corporation and Randy Nebel (incorporated by reference to Exhibit 10.2 to Verso Corporation’s Current Report on Form 8-K filed with the SEC on October 1, 2020).

(d)(vi)	Form of Employee Restricted Stock Unit Award Agreement—2016 (incorporated by reference to Exhibit 10.16 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(vii)	Form of Non-Employee Director Restricted Stock Unit Award Agreement—2016 (incorporated by reference to Exhibit 10.17 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(viii)	Form of Employee Restricted Stock Unit Award Agreement—2017 (incorporated by reference to Exhibit 10.18 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(ix)	Form of Non-Employee Director restricted Stock Unit Award Agreement—2017 (incorporated by reference to Exhibit 10.19 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(x)	Form of Employee Restricted Stock Unit Award Agreement—2018 (incorporated by reference to Exhibit 10.20 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(xi)	Form of Amendment to 2017 Employee Restricted Stock Unit Award Agreement (incorporated by reference to Exhibit 10.21 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2017, filed with the SEC on March 8, 2018).

(d)(xii)	Form of Employee Restricted Stock Unit Award Agreement—2020 (incorporated by reference to Exhibit 10.17 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 1, 2020).

(d)(xiii)	Form of Employee Performance Stock Unit Award Agreement—2020 (incorporated by reference to Exhibit 10.18 to Verso Corporation’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 1, 2020).

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.
**	Filed herewith.